

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

April 9, 2008

Mr. Michael G. Long
Chief Financial Officer
Edge Petroleum Corp.
1301 Travis, Suite 2000
Houston, TX 77002

>**Re:** **Edge Petroleum Corp.**
>**Form 10-K for Fiscal Year Ended December 31, 2006**
>**Filed March 12, 2007**
>**File No. 1-33270**

Dear Mr. Long:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Brad Skinner
Senior Assistant
Chief Accountant